Exhibit 99.8

ZenaTech’s ZenaDrone Launches the IQ Nano Indoor Drone for US Defense Applications and Initiates Green and Blue UAS Certifications

(Vancouver, British Columbia– June 17, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces the launch of the ZenaDrone’s IQ Nano, a compact autonomous indoor drone, for US Department of Defense (DoD) agencies and government use to innovate applications including inventory management, facility security, and search and rescue. Following recent US Executive Order policy directives aimed at fast-tracking DoD adoption of secure US-made drones and streamlining procurement, the company plans to apply for Green UAS (Unmanned Aerial System) certification, followed by Blue UAS certification required to be officially recognized as a secure and mission-ready drone supplier to US military customers.

“New policy directives have cleared regulatory hurdles and aligned procurement to supercharge US defense drone manufacturers,” said Shaun Passley, Ph.D., CEO of ZenaTech. “As defense agencies navigate an increasingly complex security and logistics landscape, autonomous AI technologies like the IQ Nano indoor drone are critical to maintain a tactical edge. By automating and streamlining tasks like inventory management, security, reconnaissance, and search and rescue, it frees personnel to focus on strategic decision-making, ultimately enhancing mission success and protecting lives.”

The IQ Nano drone is engineered for operations in GPS-denied, confined, or high-risk environments where traditional systems and personnel face operational challenges. It automates inventory management by precisely scanning barcodes of stock in armories and warehouses, reducing manual labour, human errors and improving safety. Equipped with HD and thermal imaging plus AI-powered anomaly detection, it enables secure indoor surveillance of command centers, ammunition depots, and restricted zones. Its stable hover capabilities, obstacle avoidance, and durable Carbon-fiber design ensure safe operation in confined spaces.

The drone’s autonomous flight and night vision capabilities support search and rescue by navigating dark, collapsed, or inaccessible areas to locate personnel, deliver supplies, and monitor for threats. Compact and rapidly deployable, the IQ Nano enhances agility across defense infrastructure and logistics.

Beyond these capabilities, the IQ Nano can support facility mapping and digital twin creation (virtual 3D model of a facility) to aid mission planning, maintenance, and infrastructure analysis. Additionally, it can also contribute to combat training and simulation exercises by replicating reconnaissance scenarios and capturing performance data in controlled environments.

The IQ Nano is designed to operate not just as a single unit but as a part of a drone fleet or swarm. In indoor military environments, these coordinated fleets can cover expansive or complex facilities simultaneously, enabling faster inventory audits, comprehensive surveillance, and enhanced situational awareness.

The company plans to initiate the Green UAS certification process for the IQ Nano which is considered a pathway to the Blue UAS certification list. The main difference is that the Green UAS is a commercial certification for secure drones led by the AUVSI drone industry association. The Blue UAS is a military-grade approval managed by the DoD, which includes additional security and performance evaluations and a strict country of origin requirement that must not include Chinese suppliers.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, logistics and land survey areas, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional AI drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in commercial sectors, and the IQ Square is an indoor/outdoor drone designed for land surveys and inspections in the commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.